SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2008

Commission File Number: 001-33611

                  Voltaire Ltd.

(Exact name of registrant as specified in charter)

9 Hamenofim Street, Building A
Herzeliya 46725, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

On April 8, 2008, Voltaire Ltd. (the “Company”) issued a press release entitled “Voltaire Appoints Patrick Guay Executive Vice President Global Sales and General Manager, US Operations.” A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

The press release announced that Patrick Guay, the Company’s Senior Vice President of Marketing, has been appointed to the position of Executive Vice President of Global Sales, and General Manager of US-based Voltaire, Inc., replacing Mark Favreau, who is retiring.

In connection with his retirement, Mr. Favreau will be eligible to receive the benefits that he would have been entitled to receive under his employment agreement in the event of his termination other than for cause.  Certain of these benefits are contingent on Mr. Favreau signing a release of claims within the applicable 21-day period and not subsequently revoking such release of claims.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VOLTAIRE LTD.
Date: April 8, 2008	By:	/s/ Joshua Siegel
Name: Joshua Siegel
Title:Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description
99.1	Press release, dated April 8, 2008, entitled “Voltaire Appoints Patrick Guay Executive Vice President Global Sales and General Manager, US Operations.”